Form 10-K405, Exhibit 13
period 1996-12-28
PROSOURCE INC
filed 1997-03-28
CIK 946763

                                                                   Exhibit 13.1

                 PORTIONS OF 1996 ANNUAL REPORT TO STOCKHOLDERS

PROSOURCE, INC.           (In millions, except per share and certain other data)
Selected Consolidated
Financial Data




                                                                              Fiscal Years Ended                        Six Months
                                                       --------------------------------------------------------------      Ended
                                                       DECEMBER 28,     December 30,     December 31,    December 25,   December 31,
                                                           1996             1995             1994            1993           1992
----------------------------------------------------------------------------------------------------------------------------------
                                                        (52 WEEKS)       (52 Weeks)       (53 Weeks)      (52 Weeks)     (26 Weeks)
Statement of Operations Data:
   Net sales                                          $  4,125.0       $  3,461.8       $  1,598.1      $  1,329.3      $    618.4
   Cost of sales                                         3,806.8          3,193.3          1,464.5         1,210.9           560.0
                                                      ----------------------------------------------------------------------------
   Gross profit                                            318.2            268.5            133.6           118.4            58.4
   Operating expenses                                      301.3            255.2            131.0           114.2            51.7
   Loss on impairment of
      long-lived assets                                     15.7             --               --              --              --
   Restructuring and contract
      termination charges                                   28.5              0.7             --              --              --
                                                      ----------------------------------------------------------------------------
   (Loss) earnings from operations                         (27.3)            12.6              2.6             4.2             6.7
   Interest expense, net                                    13.1             13.3              6.6             5.5             3.0
                                                      ----------------------------------------------------------------------------
   (Loss) earnings before income
      taxes and extraordinary items                        (40.4)            (0.7)            (4.0)           (1.3)            3.7
   Income tax benefit (provision)                           15.4             (0.1)             1.6             0.5            (1.5)
                                                      ----------------------------------------------------------------------------
   (Loss) earnings before
      extraordinary items                                  (25.0)            (0.8)            (2.4)           (0.8)            2.2
   Extraordinary gain (loss), net                            0.6             (0.8)            --              --              --
                                                      ----------------------------------------------------------------------------
   Net (loss) earnings                                $    (24.4)      $     (1.6)      $     (2.4)     $     (0.8)     $      2.2
                                                      ============================================================================
Per Share Data:
   (Loss) earnings before extraordinary
      items per share                                 $    (4.29)      $    (0.17)      $    (0.99)     $    (0.34)     $     0.97
   Net (loss) earnings per share                      $    (4.19)      $    (0.35)      $    (0.99)     $    (0.34)     $     0.97
   Average outstanding shares used in
      calculation (in thousands)                           5,821            4,482            2,402           2,398           2,302

Balance Sheet Data (at end of period):
   Working capital                                    $     85.5       $    115.9       $     41.6      $     42.7      $     39.5
   Total assets                                            506.7            489.2            218.3           200.0           158.1
   Total debt                                              113.1            163.2             65.6            68.5            61.1
   Stockholders' equity                                     78.5             49.4             22.5            25.3            24.7

Other Data:
   Net asset turnover                                      20.1X            18.3x            16.5x           13.6x           11.0x
   Depreciation and amortization                      $     10.9       $     12.7       $      8.0      $      7.9      $      3.4
   Capital expenditures                               $     20.0       $      5.7       $      1.4      $      3.5      $      1.9
   Number of restaurants served
      (at end of period)                                  14,641           14,562            6,752           5,113           4,184

                                                           PROSOURCE, INC.
                                                           Management's
                                                           Discussion and
                                                           Analysis of Financial
                                                           Condition and Results
                                                           of Operations


GENERAL

The Company began operations in July 1992 following the acquisition of certain assets and the assumption of certain liabilities of Burger King Distribution Services ("BKDS"), the "in-house" distributor for Burger King Corporation, which serviced 4,150 Burger King restaurants. In the four and one-half years since the acquisition, ProSource has, through a combination of acquisitions and internal growth, become a leading distributor to chain restaurants, servicing approximately 14,600 restaurants within 17 different restaurant chains. The Company's acquisitions consisted of:

     The acquisition in February 1993 of certain operating assets of McCabe's Quality Foods, California, Inc., a regional systems distributor based in California.

     The acquisition in March 1993 of certain assets and the assumption of certain liabilities of Valley Food Services, Inc., a regional systems distributor based in Missouri.

     The acquisition in October 1994 of certain assets and the assumption of certain liabilities of Malone Products, Inc. ("Malone"), a regional systems distributor based in Oklahoma.

     The acquisition in March 1995 of substantially all assets and the assumption of certain liabilities of the National Accounting Division of The Martin-Brower Company headquartered in Chicago, Illinois, a national systems distributor operating eleven distribution centers located throughout the United States and one center in Canada.

Primarily as a result of these acquisitions, the Company's net sales increased from $1.3 billion in 1993 to $4.1 billion in 1996. All of the Company's acquisitions were accounted for as purchases and are included in the Company's consolidated financial statements from their respective dates of acquisition.

The Company derives its revenues primarily from the distribution of a wide variety of items to chain restaurants, including fresh and frozen meat and poultry, seafood, frozen foods, canned and dry goods, fresh and pre-processed produce, beverages, dairy products, paper goods and cleaning and other supplies. The foodservice distribution industry in general, and the chain restaurant segment of the industry in which the Company operates in particular, is characterized by high asset turnover and low profit margins. As a "systems" distributor specializing in distribution to chain restaurants, the Company generally generates higher volume, lower gross margin sales requiring fewer but larger deliveries than a broadline distributor which distributes to a wide variety of customers, such as independent and chain restaurants, schools, cafeterias and hospitals. In addition, systems distribution allows for more efficient use of vehicles, facilities and personnel, resulting in lower operating expenses as a percentage of net sales when compared to broadline distribution.

A majority of the restaurants served by the Company purchase products from the Company based on product cost plus a negotiated fixed dollar amount per unit of measure. As a result, the Company's gross margin percentage may be positively or negatively impacted as the product cost per unit of measure decreases or increases, respectively. The Company's product mix changed substantially in 1995 as a result of the NAD acquisition because casual dining chain restaurants, particularly those which serve seafood, have a higher average product cost per unit of measure than quick service chain restaurants, thereby reducing gross margin as a percentage of sales. Similarly, periods of inflation in food and other product prices result in higher sales values and product costs per unit of measure. While such increases do not affect the Company's gross profit, they do result in a lower gross profit percentage. However, inflation in operating expenses without corresponding productivity improvements can have a negative effect on the Company's operating results as operating expenses increase while gross profit remains constant. Conversely, periods of deflation can have a positive effect on the Company's results.

The principal components of the Company's expenses include (i) cost of sales, which represents the net amount paid to product vendors plus amounts paid for in-bound freight, and (ii) operating expenses which include primarily labor and equipment charges related to warehousing and delivery. Because warehousing and delivery expenses can be relatively fixed in the short term, unexpected changes in the Company's net sales, such as those resulting from adverse weather or other events, can have a significant short-term impact on operating income.

The Company's fiscal year ends on the last Saturday in December. Consequently, the Company will periodically have a 53 week fiscal year. 1995 and 1996 each consisted of 52 weeks, while 1994 consisted of 53 weeks.

PROSOURCE, INC.
Management's
Discussion and
Analysis of Financial
Condition and Results
of Operations


RESULTS OF OPERATIONS

The following sets forth, for the periods indicated, the components of the Company's consolidated statements of operations expressed as percentage of net sales:

                                                                                    Fiscal Years Ended
                                                                     -----------------------------------------------------
                                                                     DECEMBER 28,        December 30,        December  31,
                                                                         1996                1995                1994
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                               100.00%             100.00%             100.00%
Cost of sales                                                            92.29               92.24               91.64
                                                                     -----------------------------------------------------
   Gross profit                                                           7.71                7.76                8.36
Operating expenses                                                        7.30                7.37                8.20
Loss on impairment of long-lived assets                                   0.38                --                  --
Restructuring  and contract termination charges                           0.69                0.02                --
                                                                     -----------------------------------------------------
(Loss) earnings from operations                                          (0.66)               0.37                0.16
Interest expense, net                                                    (0.32)              (0.39)              (0.41)
                                                                     -----------------------------------------------------
Loss before income taxes and extraordinary  items                        (0.98)              (0.02)              (0.25)
Income tax benefit                                                        0.37                --                  0.10
                                                                     -----------------------------------------------------
Loss before extraordinary items                                          (0.61)              (0.02)              (0.15)
Extraordinary gain (loss), net                                            0.01               (0.02)               --
                                                                     -----------------------------------------------------
Net loss                                                                 (0.60)%             (0.04)%             (0.15)%
                                                                     =====================================================

YEAR ENDED DECEMBER 28, 1996 COMPARED TO YEAR ENDED DECEMBER 30, 1995

Net sales increased 19.2% to $4,125.0 million in 1996 from $3,461.8 million in 1995. The increase in net sales is primarily attributable to the acquisition of NAD on March 31, 1995. Net sales, excluding the effect of the NAD acquisition, increased to $1,916.1 million in 1996 from $1,791.2 million in 1995, a $124.9 million or 7.0% increase when compared to 1995. This increase in net sales is primarily due to increased sales to existing accounts as a result of the addition of new restaurants and increased sales volume at existing restaurants.

Gross profit increased 18.5% to $318.2 million in 1996 compared to $268.5 million in 1995 primarily due to the increase in net sales. The gross profit percentage decreased to 7.7% in 1996 from 7.8% in 1995 due primarily to the inclusion for the entire year in 1996 of NAD sales which have a higher product cost than other Company sales.

Operating expenses increased 18.1% to $301.3 million in 1996 from $255.2 million in 1995 primarily due to the increase in net sales. As a percentage of net sales, operating expenses declined to 7.3% in 1996 from 7.4% in 1995 due primarily to the impact of the higher product cost per unit sold by NAD.

Losses from operations in 1996 were $27.3 million (as compared to earnings from operations of $12.6 million in 1995), as a result of restructuring charges of $10.9 million, contract termination charges of $17.6 million, and a loss on impairment in value of long-lived assets of $15.7 million. The restructuring charges and impairment losses are related to a plan to consolidate and integrate the Company's corporate and network operations. Of the restructuring charges, approximately $7.9 million relates to the termination of existing facility leases, $1.2 million represents costs to be incurred after cessation of operations in the closed facilities and $1.8 million represents all other costs. The contract termination charges consist of $10.6 million of costs associated with terminating the distribution agreement with ARCOP, the purchasing cooperative for Arby's, and $7.0 million in costs associated with the termination of various agreements in connection with the Company's initial public offering in November 1996. The application of Statement of Financial Accounting Standards No.121, which became effective on January 1, 1996 and requires that long-lived assets be reviewed for impairment (measured based on the fair value of the assets), required the Company to recognize a loss of approximately $7.3 million on land and owned buildings and $4.3 million on furniture and equipment and leasehold improvements it intends to hold and use through the completion of the plan and $4.1 million of capitalized software costs which do not meet the long-term information technology strategy of the Company. Earnings from operations excluding restructuring and contract termination charges and impairment losses were $16.9 million in 1996 compared to $13.3 million in 1995.

Net interest expense decreased to $13.1 million in 1996 from $13.3 million in 1995. Net interest expense as a percentage of net sales decreased 17.9%, from
 .39% to .32% as a result of lower interest rates and improved net asset turnover.

The income tax benefit in 1996 was $15.4 million compared to an income tax provision of $0.1 million in 1995. The change in the tax benefit was attributable to the Company's greater pre-tax loss in 1996. The 1995 provision resulted from a pre-tax loss which, due to permanent differences arising from the NAD acquisition, translated into a relatively small amount of taxable income.

                                                           PROSOURCE, INC.
                                                           Management's
                                                           Discussion and
                                                           Analysis of Financial
                                                           Condition and Results
                                                           of Operations


The extraordinary items in both 1996 and 1995 relate to the early retirement of debt. In 1996, the pay-off of subordinated debt with the proceeds from the initial public offering resulted in a gain of $1.0 million, net of the related tax provision of $0.4 million. In 1995, the debt refinancing associated with the NAD acquisition resulted in the write-off of unamortized deferred debt issuance costs of $1.3 million, net of the related tax benefit of $0.5 million.

YEAR ENDED DECEMBER 30, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

Net sales increased 116.6% to $3,461.8 million in 1995 from $1,598.1 million in 1994. The increase in net sales was primarily attributable to the acquisition of NAD on March 31, 1995 and the full year effect of the Malone acquisition on October 31, 1994. Net sales excluding the effect of the NAD and Malone acquisitions in 1995 increased by $95.8 million or 6.1% when compared to 1994 net sales. The increase in net sales is primarily due to increased sales to existing accounts as a result of the addition of new restaurants and increased sales volume at existing restaurants, offset, in part, by an additional week of net sales in 1994.

Gross profit increased 101.0% to $268.5 million in 1995 from $133.6 million in 1994. The gross profit percentage decreased to 7.8% in 1995 compared to 8.4% in 1994. The gross profit percentage decrease is primarily attributable to the higher cost of the product mix purchased by customers added through the NAD acquisition. Gross profit excluding the effect of the NAD and Malone acquisitions increased to 8.7% of sales in 1995 compared to 8.4% in 1994. The increase is primarily a result of the renegotiation of a contract with one of the Company's largest customers and the growth of a new account added in mid-1994, for which the Company records a distribution fee without any related product cost.

Operating expenses increased 94.8% to $255.2 million in 1995 from $131.0 million in 1994. As a percentage of net sales, operating expenses declined to 7.4% in 1995 from 8.2% in 1994. This decrease is a result of the acquisition of NAD which has a product mix with a higher unit sales value. Operating expenses as a percentage of net sales, excluding the NAD acquisition, increased to 8.4% in 1995 from 8.2% in 1994, primarily attributable to increased personnel due to growth of the business, the payment of management incentives which vested due to achievement of business plan objectives, and higher workers' compensation and vehicular insurance costs.

Earnings from operations increased to $12.6 million in 1995 from $2.6 million in 1994. The 1995 earnings were reduced by $0.7 million in restructuring charges related to the consolidation and integration of the corporate support functions following the NAD acquisition.

Net interest expense increased 102.2% to $13.3 million in 1995 from $6.6 million in 1994, primarily attributable to the additional borrowings associated with the acquisition of NAD. However, net interest expense as a percentage of net sales decreased 4.9% from 0.41% to 0.39% as a result of lower interest rates and higher net asset turnover.

The income tax provision in 1995 was $0.1 million compared to an income tax benefit of $1.6 million in 1994. The 1995 provision resulted from a lower pre-tax loss in 1995 which, because of permanent differences resulting from the NAD acquisition, translated into a relatively small amount of taxable income.

LIQUIDITY AND CAPITAL RESOURCES

The Company historically has financed its operations and growth primarily with cash flow from operations, borrowings under its credit facilities, operating leases and normal vendor trade credit terms. The Company's cash flow from operations was $21.3 million in 1996, compared to $50.0 million in 1995 and $0.9 million in 1994. The significant cash flow in 1995 was attributable to the one-time benefit of acquiring assets without assuming certain corresponding operating liabilities in connection with the acquisition of NAD.

Cash used for capital expenditures was $20.0 million in 1996, primarily for equipment for the Company's cart delivery program ($6.6 million) and computer systems upgrades ($9.5 million). The Company anticipates capital expenditures of $20 to $30 million in 1997 in connection with the implementation of its new distribution network, including the expansion of warehousing facilities to accommodate expected growth, and for continued investment in computer systems. The Company intends to finance such capital expenditures with cash provided from operations, borrowings under its credit facilities and through operating leases. Cash used in investing activities was $175.6 million in 1995, primarily to fund the NAD acquisition for $170.3 million and capital expenditures of $5.7 million (primarily for cart delivery equipment and computer systems upgrades). In 1994 net cash provided by investing activities was $1.9 million. Proceeds from the settlement of certain purchase price provisions relating to the BKDS acquisition were $6.6 million, offset by $3.8 million used in the Malone acquisition and $1.4 million for capital expenditures, primarily related to computer systems upgrades.

PROSOURCE, INC.
Management's
Discussion and
Analysis of Financial
Condition and Results
of Operations


On November 15, 1996 the Company completed an initial public offering of 3,400,000 shares of its Class A Common Stock. The net proceeds of the offering of $43.2 million were primarily used to prepay $25.3 million in outstanding indebtedness under subordinated notes payable and repay $16.6 million of outstanding indebtedness under the Company's revolving credit facility. The reduction of outstanding indebtedness with the proceeds of the offering will result in a reduction of future interest expense.

On December 28, 1996, the Company obtained a commitment from a large financial institution to refinance its existing credit facility with a $150 million accounts receivable securitization facility and a $75 million inventory revolving-credit facility. Both new credit facilities have five year terms. The refinancing was completed in the first quarter of 1997. The interest rate on the accounts receivable securitization facility will be at LIBOR plus 0.55 percent. The interest rate on the inventory facility will be at LIBOR plus a range of
0.875 percent to 2 percent depending on certain financial ratio requirements. The credit facilities are secured by liens on substantially all of the Company's assets and contain various restrictions on, among other things, the Company's ability to pay dividends and dispose of assets. The Company will record a pretax extraordinary charge of approximately $10.0 million in the first quarter of 1997 to reflect prepayment penalties of approximately $3.0 million, write-off of deferred financing costs of approximately $6.0 million and approximately $1.0 million in costs associated with termination of interest-rate protection agreements.

The Company believes that the combination of proceeds received from the initial public offering, cash flow generated from operations and borrowings available under its credit facilities are sufficient to satisfy its anticipated working capital needs for at least 12 months. Management may determine that it is necessary or desirable to obtain financing for growth through additional bank borrowings or the issuance of new debt or equity securities.

The Company is a holding company with no independent operations or assets other than an investment in its operating subsidiaries and, as such, is dependent on its operating subsidiaries to obtain cash flow. The Company's loan agreement includes certain restrictive covenants which limit the flow of funds from the Company's subsidiaries to the parent company. Such covenants are not expected to have a material effect on the ability of the parent to meet its cash obligations.

QUARTERLY RESULTS AND SEASONALITY

Set forth is summary information with respect to the Company's operations for the most recent eight fiscal quarters. Historically, the restaurant and foodservice business is seasonal with lower sales in the first calendar quarter. Furthermore, the Company may experience quarterly fluctuations in net sales depending on the timing of any acquisitions. Management believes the Company's quarterly results will continue to be impacted by the seasonality of the restaurant business and the timing of any future acquisitions.

                                                                         FISCAL YEAR ENDED  1996
                                                                -----------------------------------------
                                                                  1ST        2ND        3RD         4TH
                                                                QUARTER    QUARTER    QUARTER     QUARTER
---------------------------------------------------------------------------------------------------------
                                                                              (IN MILLIONS)
NET SALES                                                      $  968.7   $1,045.4   $1,053.5    $1,057.4
GROSS PROFIT                                                       73.2       81.9       80.8        82.3
EARNINGS (LOSS) FROM OPERATIONS                                   (26.9)       5.6        5.8       (11.8)
EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEMS                        (19.2)       1.2        1.4        (8.4)
NET EARNINGS (LOSS)                                               (19.2)       1.2        1.4        (7.8)


                                                                         FISCAL YEAR ENDED  1995
                                                                -----------------------------------------
                                                                  1ST        2ND        3RD         4TH
                                                                QUARTER    QUARTER(a) QUARTER     QUARTER
---------------------------------------------------------------------------------------------------------
                                                                              (IN MILLIONS)
Net sales                                                      $  411.4   $1,036.4   $1,008.1    $1,005.9
Gross profit                                                       35.4       79.5       78.3        75.3
Earnings (loss) from operations                                    (0.5)       4.6        3.1         5.4
Earnings (loss) before extraordinary items                         (1.3)       0.1       (0.7)        1.1
Net earnings (loss)                                                (2.1)       0.1       (0.7)        1.1

(a) Includes the acquisition of substantially all of assets and the assumption of certain liabilities of NAD on March 31, 1995.

December 28, 1996 and December 30, 1995                     PROSOURCE, INC.
(Dollars in thousands except per share and share amounts)   Consolidated Balance
                                                            Sheets

                                                                                                          1996              1995
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                                            $   2,763         $   2,325
   Accounts receivable, net of allowance for doubtful accounts of
      $2,334 and $2,585 in 1996 and 1995, respectively                                                    219,340           230,089
   Inventories                                                                                            144,040           140,432
   Deferred income taxes, net                                                                              10,914             4,298
   Prepaid expenses and other current assets                                                               10,320            10,736
                                                                                                        ---------------------------
         Total current assets                                                                             387,377           387,880

Property and equipment, net                                                                                49,637            52,507
Intangible assets, net                                                                                     42,135            36,450
Deferred income taxes, net                                                                                 16,100             3,901
Other assets                                                                                               11,422             8,435
                                                                                                        ---------------------------
         Total assets                                                                                   $ 506,671         $ 489,173
                                                                                                        ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                                     $ 257,854         $ 242,645
   Accrued liabilities                                                                                     42,475            27,819
   Current portion of long-term senior debt                                                                 1,500             1,500
                                                                                                        ---------------------------
         Total current liabilities                                                                        301,829           271,964

Long-term senior debt, less current portion                                                               111,084           132,011
Subordinated notes payable to Onex                                                                           --              19,791
Other subordinated notes payable                                                                              500             9,918
Other noncurrent liabilities                                                                               14,743             6,068
                                                                                                        ---------------------------
         Total liabilities                                                                                428,156           439,752
                                                                                                        ---------------------------
Commitments and contingencies

Stockholders' equity:
   Preferred Stock, $.01 par value.  Authorized 10,000,000 shares; issued and
      outstanding no shares in 1996 and 1995                                                                 --                --
   Class A Common Stock,
      $.01 par value.  Authorized 50,000,000 shares;
      issued and outstanding 3,400,000 shares in 1996 and no shares in 1995                                    34              --
   Class B Common Stock,
      $.01 par value.  Authorized 10,000,000 shares;
      issued and outstanding 5,963,856 shares in 1996 and 5,177,400 shares in 1995                             60                52
   Additional paid-in capital                                                                             105,256            51,838
   Accumulated deficit                                                                                    (26,901)           (2,540)
   Accumulated foreign-currency translation adjustments                                                        66                71
                                                                                                        ---------------------------
         Total stockholders' equity                                                                        78,515            49,421
                                                                                                        ---------------------------
         Total liabilities and stockholders' equity                                                     $ 506,671         $ 489,173
                                                                                                        ===========================









See accompanying notes to consolidated financial statements.

PROSOURCE, INC.                         For the years ended December 28, 1996,
Consolidated Statements of              December 30, 1995 and December 31, 1994
Operations                              (Dollars in thousands except per share
                                         and share amounts)

                                                                                        1996              1995              1994
                                                                                     (52 WEEKS)        (52 weeks)        (53 weeks)
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                           $ 4,125,054       $ 3,461,837       $ 1,598,136
Cost of sales                                                                         3,806,811         3,193,270         1,464,545
                                                                                    -----------------------------------------------
   Gross profit                                                                         318,243           268,567           133,591
Operating expenses, including management fees to Onex of $729,
   $808 and $781 in fiscal years 1996, 1995 and 1994, respectively                      301,295           255,216           131,023
Loss on impairment of long-lived assets                                                  15,733              --                --
Restructuring and contract termination charges                                           28,466               711              --
                                                                                    -----------------------------------------------
(Loss) earnings from operations                                                         (27,251)           12,640             2,568
Interest expense, including interest to Onex of $1,888, $1,738 and
   $255 in fiscal years 1996, 1995 and 1994, respectively                               (14,824)          (14,678)           (6,868)
Interest income                                                                           1,694             1,339               271
                                                                                    -----------------------------------------------
Loss before income taxes and extraordinary items                                        (40,381)             (699)           (4,029)
Income tax benefit (provision)                                                           15,410               (85)            1,647
                                                                                    -----------------------------------------------
Loss before extraordinary items                                                         (24,971)             (784)           (2,382)
Extraordinary items: Gain (loss) on early retirement of debt, net of income tax (provision) benefit of $(397) and $502,
   in  fiscal years 1996 and 1995, respectively                                             610              (772)             --
Net loss                                                                            $   (24,361)      $    (1,556)      $    (2,382)
                                                                                    ===============================================
Net loss per share:
   Loss before extraordinary items                                                  $     (4.29)      $     (0.17)      $     (0.99)
                                                                                    ===============================================
   Net loss                                                                         $     (4.19)      $     (0.35)      $     (0.99)
                                                                                    ===============================================
Average outstanding shares used in calculation (in thousands)                             5,821             4,482             2,402
                                                                                    ===============================================


















See accompanying notes to consolidated financial statements.

For the years ended December 28, 1996,                     PROSOURCE, INC.
December 30, 1995 and December 31, 1994                    Consolidated
(Dollars in thousands except share amounts)                Statements of
                                                           Stockholders' Equity

                                                                                                            Accumulated
                                                                                                              foreign
                                                               Common Stock        Additional  Accumulated    currency
                                                            -------------------      paid-in     earnings    translation
                                                            Class A     Class B      capital     (deficit)   adjustments    Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 25, 1993                                 $    --     $      23   $  23,843    $   1,398    $    --      $  25,264
   Issuance of 6,900 Class B shares                             --          --            76         --           --             76
   Acquisition and retirement of 39,200 Class B shares          --          --          (415)        --           --           (415)
   Net loss                                                     --          --          --         (2,382)        --         (2,382)
                                                           ------------------------------------------------------------------------
Balance, December 31, 1994                                      --            23      23,504         (984)        --         22,543
   Issuance of 2,858,500 Class B shares                         --            29      28,556         --           --         28,585
   Acquisition and retirement of 23,000 Class B shares          --          --          (222)        --           --           (222)
   Foreign-currency translation adjustments                     --          --          --           --             71           71
   Net loss                                                     --          --          --         (1,556)        --         (1,556)
                                                           ------------------------------------------------------------------------
Balance, December 30, 1995                                      --            52      51,838       (2,540)          71       49,421
   Issuance of 3,400,000 Class A shares, net                      34        --        43,193         --           --         43,227
   Amendment to 1995 Option Plan                                --          --         1,224         --           --          1,224
   Issuance of 285,714 Class B shares to Onex                   --             3       3,997         --           --          4,000
   Conversion of subordinated notes payable
      to Onex into 459,242 Class B shares                       --             5       4,594         --           --          4,599
   Issuance of 61,500 Class B shares                            --          --           615         --           --            615
   Acquisition and retirement of 20,000
      Class B shares                                            --          --          (205)        --           --           (205)
   Foreign-currency translation adjustments                     --          --          --           --             (5)          (5)
   Net loss                                                     --          --          --        (24,361)        --        (24,361)
                                                           ------------------------------------------------------------------------
Balance, December 28, 1996                                 $      34   $      60   $ 105,256    $ (26,901)   $      66    $  78,515
                                                           ========================================================================














See accompanying notes to consolidated financial statements.

PROSOURCE, INC.                      For the years ended
Consolidated                         December 28, 1996,
Statements of                        December 30, 1995 and December 31, 1994
Cash Flows                           (Dollars in thousands except share amounts)

                                                                                               1996           1995           1994
                                                                                            (52 WEEKS)     (52 weeks)     (53 weeks)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net loss                                                                                    $ (24,361)     $  (1,556)     $  (2,382)
Adjustments to reconcile net loss to net cash
   provided by operating activities:
      Depreciation and amortization of property and equipment                                   7,124          9,163          4,868
      Amortization of intangible assets and deferred debt issuance costs                        3,813          3,530          3,103
      Bad debt expense                                                                          1,682          1,845          2,427
      (Gain) loss on early retirement of debt                                                  (1,007)         1,274           --
      Loss on impairment of long-lived assets                                                  15,733           --             --
      Deferred income taxes (benefit)                                                         (14,085)        (1,749)        (1,391)
      Gain on sale of property and equipment                                                     (154)          (184)          (325)
      Noncash contract termination charges                                                      5,224           --             --
      Changes in operating assets and liabilities, net of effects of companies purchased:
            Decrease (increase) in accounts receivable                                          9,067        (13,441)       (25,150)
            (Increase) decrease in inventories                                                 (3,608)         7,706            865
            (Increase) decrease in prepaid expenses and other current assets                   (2,334)        (4,321)         2,723
            (Increase) decrease in other assets                                               (14,467)         1,208           (802)
            Increase in accounts payable                                                       15,209         45,423         18,450
            Increase (decrease) in accrued liabilities                                         14,775          2,997           (104)
            (Increase) decrease in other noncurrent liabilities                                 8,675         (1,898)        (1,365)
                                                                                            ----------------------------------------
               Net cash provided by operating activities                                       21,286         49,997            917
                                                                                            ----------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                                       (19,987)        (5,683)        (1,376)
   Proceeds from sale of property and equipment                                                   154            362            445
   Payment for purchase of net assets acquired                                                   --         (170,279)        (3,792)
   Proceeds from settlement of purchase-price provisions                                         --             --            6,600
                                                                                            ----------------------------------------
               Net cash (used in) provided by investing activities                            (19,833)      (175,600)         1,877
                                                                                            ----------------------------------------
Cash flows from financing activities:
   Repayments of long-term debt to Onex                                                       (15,000)        (2,085)          --
   Repayments of long-term debt to others                                                     (30,269)       (78,938)       (32,247)
   Borrowings on long-term debt to Onex                                                          --           18,750            255
   Borrowings on long-term debt to others                                                        --          160,616         29,124
   Proceeds from issuance of common stock to Onex                                               7,000         26,500           --
   Proceeds from issuance of common stock to others                                            37,464          2,085             76
   Payments to acquire and retire treasury stock                                                 (205)          (222)          (415)
                                                                                            ----------------------------------------
               Net cash provided by (used in) financing activities                             (1,010)       126,706         (3,207)

Effect of exchange-rate changes on cash                                                            (5)            71           --
               Net increase (decrease) in cash and cash equivalents                               438          1,174           (413)
Cash and cash equivalents at beginning of year                                                  2,325          1,151          1,564
                                                                                            ----------------------------------------
Cash and cash equivalents at end of year                                                    $   2,763      $   2,325      $   1,151
                                                                                            ========================================

Supplemental disclosures of cash paid during the year for:
   Interest to Onex                                                                         $   2,927      $      41      $    --
                                                                                            ========================================
   Interest to others                                                                       $  16,435      $  12,291      $   6,264
                                                                                            ========================================
   Income taxes, net of refunds                                                             $    --        $     993      $     279
                                                                                            ========================================




See accompanying notes to consolidated financial statements.

                                                           PROSOURCE, INC.
                                                           Notes to Consolidated
                                                           Financial Statements


(1)  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ProSource, Inc. (the "Parent") is engaged in the food service distribution business, specializing in quick-service and casual-dining restaurants, primarily operating in the United States. ProSource, Inc. and subsidiaries (the "Company") distribute to approximately 14,600 restaurants in such chains as Burger King, Red Lobster, Olive Garden, Long John Silver's, TGI Friday's, Chick-Fil-A, Chili's and Sonic.

The Parent operates through three subsidiaries, ProSource Services Corporation ("PSC"), ProSource Distribution Services Limited ("ProSource Canada") and BroMar Services, Inc. ("BroMar"). PSC commenced operations in July 1992. The consolidated financial statements include the results of the operations of PSC from its inception and the results of operations of ProSource Canada and BroMar, both of which were acquired by the Company as part of the acquisition of the National Accounts Division ("NAD") of The Martin-Brower Company ("Martin-Brower"), since the date of acquisition. The Company is a subsidiary of Onex Corporation (collectively with its affiliates, "Onex"), a company traded on the Toronto and Montreal stock exchanges.

The Company operates on a 52- to 53-week accounting year, ending on the last Saturday of each calendar year.

The following is a summary of the Company's significant accounting policies:

(A) BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Operations of the companies and businesses acquired have been included in the accompanying consolidated financial statements from their respective dates of acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.

(B) ACCOUNTING ESTIMATES

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include commercial paper with original maturities of three months or less, and cash on hand and on deposit at various financial institutions.

(D) INVENTORIES

Inventories, consisting primarily of food items, are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average-cost method and the first-in, first-out method. Cost of inventory using the weighted-average-cost method represents 32 percent, 32 percent and 100 percent of inventories in 1996, 1995 and 1994, respectively.

(E) PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Leasehold improvements are amortized using the straight-line method over the lesser of asset life or lease term. Depreciation is provided using the straight-line method, based upon the following estimated useful lives:

     Buildings and improvements                         15 to 40 years
     Warehouse and transportation equipment              3 to 10 years
     Computer software                                1 1/2 to 5 years
     Leasehold improvements                               3 to 7 years
     Office equipment                                     3 to 7 years

Costs of normal maintenance and repairs are charged to expense when incurred. Replacements or betterments of properties are capitalized. When assets are retired or otherwise disposed of, their cost and the applicable accumulated depreciation and amortization are removed from the accounts, and the resulting gain or loss is reflected in the consolidated statements of operations.

(F) INTANGIBLE ASSETS

Intangible assets are amortized using the straight-line method over the following periods:

     Goodwill                                                 40 years
     Distribution contracts                               3 to 7 years
     Noncompete agreements                                5 to 7 years
     Customer lists                                           12 years

PROSOURCE, INC.
Notes to Consolidated
Financial Statements


Goodwill results from business acquisitions and principally consists of the excess of the acquisition cost over the fair value of the net assets of businesses acquired. At each balance sheet date, the Company evaluates the realizability of goodwill based upon expectations of operating income for each subsidiary having a material goodwill balance. The Company believes that no material impairment of goodwill exists at December 28, 1996 and December 30, 1995.

(G) DEFERRED DEBT ISSUANCE COSTS

Included in other assets are deferred debt issuance costs which are amortized over the term of the related debt.

(H) SELF-INSURANCE

The Company self-insures for certain levels under its workers' compensation, auto liability and medical and dental insurance programs. Costs in excess of retention limits are insured under various contracts with insurance carriers. Estimated costs for workers' compensation claims for which the Company is responsible are determined based on historical claims experience, adjusted for current trends. The liability related to workers' compensation is discounted to net present value using a risk-free treasury rate for maturities that matches the expected settlement periods. At December 28, 1996 and December 30, 1995, the estimated accrued liabilities related to workers' compensation were approximately $5.9 million and $4.1 million, respectively, net of a discount of approximately $1.6 million and $1.2 million, respectively. Effective October 15, 1996, the Company purchased primary coverage for its workers' compensation insurance.

(I) NET LOSS PER COMMON AND COMMON-EQUIVALENT SHARE

Earnings-per-share has been computed using the weighted average number of common and common equivalent shares outstanding during the period. Common-equivalent shares (consisting of options and warrants) are excluded during periods of net loss since they would be antidilutive. Shares and options issued within one year prior to the filing of the Registration Statement relating to the initial public offering (see note 10) have been treated as outstanding for all periods presented, even where the impact of the incremental shares is antidilutive.

(J) INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(K) INTEREST RATE PROTECTION AGREEMENTS

The differential to be paid or received under interest-rate swap agreements are accrued with the resulting net interest income or expense recorded as an adjustment to interest expense on the underlying debt. Premiums paid for interest-rate collars are amortized to interest expense over the terms of the agreement.

(L) TRANSLATION OF FOREIGN CURRENCY

The translation of the accounts of ProSource Canada into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the date of the balance sheet and for revenue and expense accounts using an average exchange rate during the period. Translation adjustments arising from differences in exchange rates from period to period are included in accumulated foreign-currency translation adjustments as a component of stockholders' equity.

(M) RECENT ACCOUNTING PRONOUNCEMENTS

The Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which became effective on January 1, 1996, and requires long-lived assets be reviewed for impairment (measured based on the fair value of assets).

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," establishes a fair-value-based method of accounting for compensation costs related to stock-option plans and other forms of stock-based compensation plans as an alternative to the intrinsic value-based method of accounting defined under Accounting Principles Board ("APB") Opinion No. 25. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the disclosure provisions of SFAS 123.

(N) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturities. The carrying amounts reported for long-term senior debt approximate fair value because it is a variable-rate instrument that reprices monthly.

                                                           PROSOURCE, INC.
                                                           Notes to Consolidated
                                                           Financial Statements


(O) RECLASSIFICATIONS

Certain amounts in the 1994 and 1995 consolidated financial statements have been reclassified to conform to the 1996 consolidated financial statements presentation.

(2) BUSINESS COMBINATIONS

(A) NAD

On March 31, 1995, the Company completed the acquisition of substantially all assets and the assumption of certain liabilities of NAD. The total cost of the acquisition of $170 million was funded through a borrowing of $116 million under the Company's revolving credit facility, a $9 million note payable to Martin-Brower (net of a discount to reflect a constant interest rate), $18.5 million in notes payable to Onex, and the issuance of 26,500 shares of the Company's common stock, valued at approximately $26.5 million. The acquisition has been accounted for under the purchase method of accounting. The accompanying consolidated financial statements include the assets acquired of approximately $232 million, consisting primarily of accounts receivable and inventories, and liabilities assumed of approximately $87 million, consisting primarily of trade accounts payable, based on their estimated fair values at the acquisition date. As a result of this transaction, the Company recorded total costs in excess of fair value of net assets acquired of approximately $25 million. In addition, the Company incurred an extraordinary charge relating to the write-off of approximately $0.8 million of unamortized deferred-debt issuance costs on debt repaid at the acquisition date.

On March 30, 1996, the Company revised its estimates of certain costs related to the acquisition by $12 million. The effect of the revision increased acquisition-related liabilities by $12 million, deferred tax assets by approximately $4.4 million and goodwill by approximately $7.6 million.

(B) MALONE PRODUCTS, INC.

On October 31, 1994, the Company acquired certain assets and assumed certain liabilities of Malone Products, Inc. ("Malone"). The total cost of the acquisition of $3.8 million was funded through a borrowing of $3.3 million under the Company's revolving-credit facility and $0.5 million of convertible subordinated debt issued to Malone. The acquisition of Malone resulted in the recognition of $3.4 million of costs in excess of fair value of net assets acquired. The acquisition has been accounted for under the purchase method of accounting. The accompanying consolidated financial statements include the assets acquired of approximately $7 million, consisting primarily of accounts receivable and inventories, and liabilities assumed of approximately $6.6 million, consisting primarily of trade accounts payable, based on their estimated fair values at the acquisition date.

(C) BURGER KING DISTRIBUTION SERVICES

On June 30, 1992, the Company completed the acquisition of certain assets and the assumption of certain liabilities of Burger King Distribution Services ("BKDS"), a division of Burger King Corporation ("BKC"). In 1994, the Company and BKC settled certain purchase-price provisions by BKC paying $6.6 million to the Company. The payment has been accounted for as an adjustment of the original purchase price by decreasing net deferred tax assets by $1.3 million, acquisition-related distribution contracts by $3.2 million and goodwill by $2.1 million.

(3)  RESTRUCTURING CHARGES AND IMPAIRMENT OF LONG-LIVED ASSETS

In conjunction with the NAD acquisition, the Company incurred restructuring costs of approximately $0.7 million in 1995 primarily relating to costs incurred to consolidate and integrate certain functions and operations. In 1996, as a result of a study to analyze, among other things, ways to integrate the NAD operations, improve customer service, reduce operating costs and increase existing warehouse capacity, the Company adopted a plan to consolidate and integrate its corporate and network operations. Through this plan, which was approved by its board of directors, the Company specifically identified all significant actions, consisting of the closing of 19 distribution facilities currently leased and 11 distribution facilities currently owned. The Company has begun activities to integrate these facilities, including communications to its employees and its customers, and expects to complete the plan in stages through the year 2000. As a result, in the first quarter of 1996, the Company accrued restructuring charges of $10.9 million. The restructuring charges consist approximately of $7.9 million in costs related to the termination of the existing facility leases, $1.2 million in costs to be incurred after operations cease in the closed facilities, and $1.8 million in other costs. During 1996, the Company paid and charged $1.3 million in costs related to termination of existing facilities and $1.5 million of other costs. As of December 28, 1996, the Company had approximately $8.1 million of accrued unpaid restructuring charges.

The significant change brought about by the plan to integrate and consolidate the existing distribution network impaired the value of long-lived assets to be held and used until the plan is completed. As a result, in conjunction with the recording of the restructuring reserves in the first quarter of 1996, the Company recognized a loss on impairment in value of long-lived assets. The loss consists of $7.3 million of land and owned buildings, $4.3 million of furniture and equipment and leasehold improvements management plans to hold and use through the completion of the plan, and

PROSOURCE, INC.
Notes to Consolidated
Financial Statements


$4.1 million of capitalized software costs which do not meet the long-term information-technology strategy of the Company. The Company measured the amount of the loss by comparing fair value of the land and the owned building (determined by independent appraisals and updated with current comparisons to similar assets) to capitalized cost. The carrying value of furniture and equipment and capitalized software costs was written down to net realizable value since it is being replaced.

(4)  PROPERTY AND EQUIPMENT

Property and equipment at December 28, 1996 and December 30, 1995 consisted of the following (amounts in thousands):

                                                                                                            1996              1995
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                                                     $  3,636           $  4,746
Buildings and improvements                                                                                 16,104             20,428
Warehouse and transportation equipment                                                                     26,286             20,309
Computer software                                                                                          19,062             14,815
Leasehold improvements                                                                                      3,565              6,672
Office equipment                                                                                            8,478              6,046
                                                                                                         ---------------------------
                                                                                                           77,131             73,016
Less accumulated depreciation and amortization                                                             27,494             20,509
                                                                                                         ---------------------------
                                                                                                         $ 49,637           $ 52,507
                                                                                                         ===========================


(5)  INTANGIBLE ASSETS

Intangible assets at December 28, 1996 and December 30, 1995 consisted of the following (amounts in thousands):

                                                                                                            1996              1995
------------------------------------------------------------------------------------------------------------------------------------
Identifiable intangibles                                                                                 $ 10,785           $ 10,785
Goodwill                                                                                                   41,298             33,664
                                                                                                         ---------------------------
                                                                                                           52,083             44,449
Less accumulated amortization                                                                               9,948              7,999
                                                                                                         ---------------------------
                                                                                                         $ 42,135           $ 36,450
                                                                                                         ===========================

(6)  LONG-TERM DEBT

(A) LONG-TERM SENIOR DEBT

Long-term senior debt at December 28, 1996 and December 30, 1995 consisted of the following loan agreements with banks (amounts in thousands):

                                                                                                            1996              1995
------------------------------------------------------------------------------------------------------------------------------------
$210 million revolving credit facility, due March 31, 2000                                               $ 84,834           $104,636
$15 million term-loan facility, payable in quarterly installments each of
   $0.38 million commencing on July 1, 1995 and through March 31, 2000                                     12,750             13,875
$15 million term-loan facility, due March 31, 2000                                                         15,000             15,000
                                                                                                         ---------------------------
      Total long-term senior debt                                                                         112,584            133,511
Less current portion                                                                                        1,500              1,500
                                                                                                         ---------------------------
      Long-term senior debt, less current portion                                                        $111,084           $132,011
                                                                                                         ===========================

On March 31, 1995, in conjunction with the acquisition of NAD, the Company entered into a $240 million Loan and Security Agreement (the "Loan Agreement") with a group of banks that extends through March 31, 2000. Such agreement provides for a revolving credit facility of up to $210 million and term loans aggregating $30 million. The interest rate on the Company's long-term senior debt is reset every month to reflect current market rates. The effective rate during 1996 and 1995 was 8.7 percent. This rate reflects the effect of interest-rate protection agreements.

The Loan Agreement requires PSC, ProSource Canada and BroMar (the "Borrowers"), to meet specific affirmative and negative covenants which include, among other requirements, limitations on the acquisition and disposition of assets, prohibition of borrowings other than under the Loan Agreement, restrictions on dividend payments and compliance with certain financial covenants. The Loan Agreement is collateralized by substantially all of the Borrowers' assets, the pledge by the Parent of all of the issued and outstanding stock of the Borrowers and other collateral rights. In addition, the Parent has guaranteed payment of all amounts due under the Loan Agreement.

                                                           PROSOURCE, INC.
                                                           Notes to Consolidated
                                                           Financial Statements


Borrowings under the Loan Agreement are limited to a borrowing base as defined in the agreement. At December 28, 1996, the Company had approximately $90.3 million available under the revolving-credit facility. The Loan Agreement also provides for a commitment fee of 0.5 percent per annum of the daily unused revolving-credit facility, as defined in the agreement.

Borrowings under the Loan Agreement at December 28, 1996, are due as follows (amounts in thousands):

1997                                                                   $  1,500
1998                                                                      1,500
1999                                                                      1,500
2000                                                                    108,084
2001                                                                        --
                                                                       --------
                                                                       $112,584
                                                                       ========

In 1994, PSC entered into two interest-rate swap agreements, having notional principal amounts of approximately $10.7 million and $20 million, that mature in 1997 and 1999, respectively. Under these agreements, PSC made fixed-rate payments and received floating rate payments in return. In 1995, PSC entered into two interest-rate collar transactions having notional principal amounts of approximately $25 million and $20 million, maturing in 1998. The counterparties to these agreements were large financial institutions. These interest-rate protection agreements were entered into to reduce the Company's exposure to interest-rate volatility and were not used for trading purposes.

On December 28, 1996, the Company obtained a commitment from a large financial institution to refinance its existing credit facility with a $150 million accounts receivable securitization facility and a $75 million inventory revolving-credit facility. Both new credit facilities have five year terms. The refinancing is expected to be completed in the first quarter of 1997. The interest rate on the accounts receivable securitization facility will be at LIBOR plus .55 percent. The interest rate on the inventory facility will be at LIBOR plus a range of .875 percent to 2 percent depending on certain financial ratio requirements. The credit facilities are secured by liens on substantially all of the Company's assets and contain various restrictions on, among other things, the Company's ability to pay dividends and dispose of assets. The Company will record a pretax extraordinary charge of approximately $10.0 million in the first quarter of 1997 to reflect prepayment penalties of approximately $3.0 million, write-off of deferred financing costs of approximately $6.0 million and approximately $1.0 million in costs associated with termination of interest-rate protection agreements.

(B) SUBORDINATED NOTES PAYABLE TO ONEX

Subordinated notes payable to Onex consisted of three agreements at December 30, 1995. All three agreements were canceled during 1996 as described in the following paragraphs:

A $15 million, 12 percent, subordinated note payable to Onex, with interest payable annually beginning March 31, 1996 and the principal payable in full on April 1, 2005, was prepaid on November 15, 1996 with proceeds from the Company's initial public offering of Class A Common Stock. The Company paid to Onex $16.1 million including accrued interest of $1.1 million.

A $2.5 million convertible subordinated note, plus accrued interest of $0.9 million at December 30, 1995, payable to Onex, with interest at 10 percent compounded annually and due, together with the principal, on July 1, 2002, was canceled on November 15, 1996. In connection with the Company's initial public offering of Class A Common Stock, Onex converted this note including accrued interest of $1.3 million into 379,242 shares of Class B Common Stock.

A $3.5 million convertible subordinated note was issued in 1995 to Onex with interest at prime rate, compounded annually and due, together with the principal, on April 1, 2005. During the year ended December 30, 1995, the Company paid $2.1 million of such note to Onex resulting in an outstanding balance of $1.4 million at December 30, 1995. On February 1, 1996, Onex converted $0.8 million of the note into 80,000 shares of the Company's Class B Common Stock and the remaining balance on the note of approximately $0.6 million plus accrued interest was paid to Onex.

(C) OTHER SUBORDINATED NOTES PAYABLE

Other subordinated notes payable consisted of one agreement at December 28, 1996 and two agreements at December 30, 1995. A $10 million subordinated note, with rates ranging from zero to 13 percent, was payable to Martin-Brower at December 30, 1995. This note had been discounted in 1995 to reflect a constant interest rate through its maturity on March 31, 2002. On November 21, 1996, in connection with the Company's initial public offering of Class A Common Stock, the Company repaid this note to Martin-Bower. The $1.0 million gain on the early retirement of this note, reflecting the difference between the carrying value of the note and the repayment amount of $9.2 million, was recorded as an extraordinary item in the accompanying consolidated financial statements.

PROSOURCE, INC.
Notes to Consolidated
Financial Statements


A $0.5 million convertible unsecured 8 percent subordinated note is payable to Malone Products, Inc. on November 1, 1999. The holders may convert the principal into shares of the Company's Class A Common Stock at any time prior to maturity at a conversion price of $20 per share.

The carrying value of long-term debt approximates fair value at December 28, 1996 and December 30, 1995.

(7)  LEASES

The Company leases facilities, vehicles and other equipment under long-term operating leases with varying terms, the majority of which contain renewal and/or purchase options. Certain transportation equipment leases call for contingent rental payments based upon total miles. At December 28, 1996, aggregate future minimum lease payments under noncancellable operating leases were as follows (amounts in thousands):

1997                                                                   $ 28,665
1998                                                                     25,681
1999                                                                     20,690
2000                                                                     15,069
2001                                                                     11,383
All years thereafter                                                     26,046
                                                                       --------
Total future minimum lease payments                                    $127,534
                                                                       ========

Rent expense, including contingent rental expense, was approximately $39.3 million, $30.6 million and $13.4 million during the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

(8)  INCOME TAXES

The income tax benefit (provision) before extraordinary items for the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively, consisted of the following (amounts in thousands):

                                                                                          1996              1995              1994
------------------------------------------------------------------------------------------------------------------------------------
Current taxes:
  Federal                                                                              $    937          $ (1,236)         $    256
  State                                                                                      (9)             (408)              --
                                                                                       ---------------------------------------------
    Total current taxes                                                                     928            (1,644)              256
                                                                                       ---------------------------------------------
Deferred taxes, excluding other components:
  Federal                                                                                11,449             1,126               582
  State                                                                                   3,217               264               236
                                                                                       ---------------------------------------------
    Total deferred taxes, excluding other components                                     14,666             1,390               818
                                                                                       ---------------------------------------------
Other:
   Alternative minimum tax-credit carryforwards                                            (184)              666                64
   Utilization of operating-loss carryforwards                                              --               (497)              509
                                                                                       ---------------------------------------------
    Total other                                                                            (184)              169               573
                                                                                       ---------------------------------------------
                                                                                       $ 15,410          $    (85)         $  1,647
                                                                                       =============================================


The following table accounts for the difference between the actual tax benefit (provision) and the amounts obtained by applying the statutory U.S. federal income tax rate of 34 percent to the loss before income taxes and extraordinary items for the years ended December 28, 1996, December 30, 1995 and December 31, 1994 (amounts in thousands):

                                                                                          1996              1995              1994
------------------------------------------------------------------------------------------------------------------------------------
Tax benefit computed at statutory rate                                                 $ 13,730          $    237          $  1,370
Increases (decreases) in tax benefit due to:
State income tax benefit (net of federal taxes)                                           2,117              (118)              198
Goodwill amortization
                                                                                           (136)              (76)              (61)
Miscellaneous                                                                              (301)             (128)              140
                                                                                       ---------------------------------------------
Actual tax benefit (provision) before extraordinary items                              $ 15,410          $    (85)         $  1,647
                                                                                       =============================================


Except for the effects of the reversal of net deductible temporary differences, as well as permanent differences described above, the Company is not aware of any factors which would cause any significant differences between taxable income and pretax book income in future years.

                                                           PROSOURCE, INC.
                                                           Notes to Consolidated
                                                           Financial Statements


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 28, 1996 and December 30, 1995 are presented below (amounts in thousands):

                                                                                                            1996              1995
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Acquisition-related expenses                                                                          $  3,567          $  2,873
   Accounts receivable, principally due to allowance for doubtful accounts                                  1,222             1,046
   Property, plant and equipment, principally due to differences in depreciation                            1,935               831
   Self-insurance reserves                                                                                  3,493             2,609
   Impairment of long-lived assets                                                                          4,036              --
   Restructuring and contract-termination charges                                                           8,121              --
   Benefit of federal and state net operating-loss carryforwards                                            5,797              --
   Other                                                                                                    2,025             2,782
                                                                                                         ---------------------------
      Total deferred tax assets                                                                            30,196            10,141
   Less valuation allowance                                                                                  --                --
                                                                                                         ---------------------------
      Total deferred tax assets, net                                                                     $ 30,196          $ 10,141
                                                                                                         ===========================

Deferred tax liabilities:
   Computer software                                                                                     $ (1,811)         $   (842)
   Acquisition-related liabilities                                                                           (803)             (771)
   Other                                                                                                     (568)             (329)
                                                                                                         ---------------------------
      Total deferred tax liabilities                                                                       (3,182)           (1,942)
                                                                                                         ---------------------------
      Net deferred tax assets                                                                            $ 27,014          $  8,199
                                                                                                         ===========================

The net change in deferred tax assets for the year ended December 28, 1996 included $4.7 million recorded as a result of the increase in the acquisition reserves established in connection with the acquisition of NAD.

In order to fully realize the net deferred tax assets at December 28, 1996, the Company will need to generate future taxable income of approximately $79 million. Management believes that it is more likely than not that the existing net deductible temporary differences will reverse during periods in which the Company will generate such taxable income. The Company anticipates that increases in taxable income will result primarily from (i) future projected revenue growth through the addition of new restaurant chains and the expansion of existing restaurant chains, (ii) a reduction in interest expense due to a reduction in its indebtedness and planned debt refinancing, (iii) cost savings through its corporate and network consolidation plan and (iv) other cost-reduction initiatives. At December 28, 1996, the deferred tax assets include net operating loss carryforward ("NOL") of approximately $13 million. Management believes that it is more likely than not that the Company will realize the benefit of the NOL's existing at December 28, 1996 before they begin to expire in 2009.

At December 28, 1996 and December 30, 1995, other current assets included income taxes receivable of approximately $1.5 million and $1.4 million, respectively, which consisted primarily of overpayments of tax liabilities and pending carryback refund claims. United States income tax returns for fiscal years 1992 and 1993 are currently under examination by the Internal Revenue Service. Assessments, if any, are not expected to have a material adverse effect on the consolidated financial position or results of operations of the Company as of December 28, 1996.

(9)  EMPLOYEE BENEFIT PLANS

(A) DEFINED-CONTRIBUTION PLANS

The Company sponsors a defined-contribution plan ("Associates' Savings Plan") which covers substantially all employees. Eligible employees may contribute up to 15 percent of base compensation, and the Company matches 50 percent of the first 4 percent of eligible compensation. The Company also has a Money Purchase Plan which covered those former NAD salaried employees not covered by a defined-benefit plan. Under this plan, the Company contributed 10 percent of eligible salary. The amount of contribution expenses incurred by the Company for these plans were approximately $2.7 million, $2.2 million and $0.7 million for the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

On January 1, 1997, the Associates' Savings Plan was renamed the ProSource Retirement Advantage Plan and the benefits were changed to the following: (i) Company contributions of 2 percent, (ii) additional Company matching of 50 percent of the first 6 percent contributed by the employee and (iii) vesting of Company contributions after four years of service. The Money Purchase Plan was terminated effective December 1996.

PROSOURCE, INC.
Notes to Consolidated
Financial Statements


(B) DEFINED-BENEFIT PENSION PLANS

In conjunction with the changes to the Associates' Savings Plan, effective February 15, 1997 the Company terminated all three noncontributory defined-benefit pension plans covering substantially all employees except those covered by multiemployer pension plans under collective-bargaining agreements. No further benefits will be accrued for these plans after 1996. The Company will settle all pension obligations related to these terminated plans in 1997 through
(a) the purchase of annuities, (b) lump-sum payments, or (c) the transfer of plan benefits into the ProSource Retirement Advantage Plan, at the participant's discretion. The financial effects of this curtailment and settlement are not expected to have a material adverse effect on the Company's financial condition. The accrued liability as of December 28, 1996 is adequate to cover the unfunded termination liability of these three pension plans.

Pension costs of approximately $1.1 million, $0.9 million and $0.9 million reflected in the consolidated statements of operations for the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively, were determined based on actuarial studies. The Company's pension expense for contributions to the various multiemployer pension plans under collective-bargaining agreements was approximately $1.2 million, $0.9 million and $0.1 million for the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

(10) STOCKHOLDERS' EQUITY

Under the ProSource, Inc. Employee Stock Purchase Plan (the "Stock Plan"), officers and key employees of the Company ("Management Employees") purchased a total of 408,100 shares of common stock at $10 per share in 1992, 132,500 shares of common stock at $11 per share in 1993 and 1994, and 270,000 shares of common stock at $10 per share in 1995 and 1996. In connection with the purchases of common stock, each Management Employee entered into a Management Shareholders Agreement with the Company and Onex.

The ProSource, Inc. Management Option Plan (1995) (the "1995 Option Plan") was amended in November 1996 to provide for unvested options to vest at a rate of 10 percent per year through December 31, 1999, when all remaining options will vest. The 1995 Option Plan provided certain Management Employees with options to purchase one-half the number of shares of Class B Common Stock purchased under the Employee Stock Purchase Plan at the same price per share paid by such stockholder (either $10 or $11). Options granted under the 1995 Option Plan shall remain exercisable until December 31, 2000. No additional options will be granted under the 1995 Option Plan. The Company recorded a pretax charge in 1996 of $1.2 million reflecting the difference between the market price of the Company's Class A common stock on the date of amendment and the exercise price of such options.

Under the 1996 Stock Option Plan (the "1996 Option Plan"), the Company may grant options to its employees for up to 550,000 shares of Class B common stock. In November 1996, the Company granted options to purchase 358,000 shares of Class B common stock at $14 per share which was the market value of the Company's Class A common stock on the date of grant. Options under the 1996 Option Plan vest ratably over four years from the date of grant. However, not withstanding such vesting, no option will become exercisable until the earlier of (i) the date on which the market value of the Class B common stock is at least 25% greater than the exercise price of such option and (ii) the eighth anniversary of the date of grant. Subject to the provisions of the 1996 Option Plan, vested options may be exercised for a period of up to 10 years from the date of grant.

A summary of the status of the Company's two option plans for the years ended December 28, 1996, December 30, 1995 and December 31, 1994 is as follows:


                                                            WEIGHTED                    Weighted                   Weighted
                                                            AVERAGE                      Average                    Average
                                             1996          EXERCISE       1995          Exercise      1994          Exercise
                                            SHARES           PRICE       Shares           Price      Shares           Price
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding- beginning             327,700        $  10.16      237,450        $  10.22      253,650        $  10.00
Options granted                            388,750           13.69      101,750           10.00        3,450           11.00
Options exercised                             (125)          10.00         --              --           --              --
Options canceled                            (9,875)          10.00      (11,500)          10.00      (19,650)          10.11
                                           -----------------------------------------------------------------------------------------
Options outstanding - ending               706,450        $  12.10      327,700        $  10.16      237,450        $  10.22
                                           =========================================================================================
Options exercisable - year-end              78,401        $  10.13       41,500        $  10.12        9,300        $  10.00
                                           =========================================================================================

                                                           PROSOURCE, INC.
                                                           Notes to Consolidated
                                                           Financial Statements


The following table summarizes information about stock options outstanding at December 28, 1996:

                               Options Outstanding                                                  Options Exercisable
-------------------------------------------------------------------------------              --------------------------------
                                            Weighted Avg.
           Exercise          Number           Remaining           Weighted Avg.                  Number         Weighted Avg.
            Prices        Outstanding      Contractual Life      Exercise Price                Exercisable     Exercise Price
-------------------------------------------------------------------------------              --------------------------------
           $ 10.00          296,950             4 years             $ 10.00                       68,101         $  10.00
             11.00           51,500             4 years               11.00                       10,300            11.00
             14.00          358,000            10 years               14.00                            -            14.00
-------------------------------------------------------------------------------              --------------------------------
             Totals         706,450             7 years             $ 12.10                       78,401          $ 10.13
===============================================================================              ================================

In connection with the disclosure requirements under FASB Statement No. 123, the Company estimated the fair value of each option granted during 1996 and 1995 at $7.34 and $8.27, respectively using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1996 and 1995, respectively: no expected dividend yield for both years (as the Company has not paid any cash dividends since its inception and does not anticipate paying dividends in the foreseeable future); expected volatility of 33 percent for both years; risk-free interest rates of 6.2% and 6.3%; and expected lives of seven and eight years.

The impact on the Company's net loss and loss per share for 1996 and 1995 of applying the fair-value-based method of accounting in accordance with FASB Statement No. 123 is not material to the consolidated financial statements of the Company.

In conjunction with the acquisition of NAD, the Company issued warrants to Martin-Brower. At December 28, 1996 and December 30, 1995, the warrants were exercisable for 283,425 shares of Class B Common Stock at $12.35 per share during the period commencing on April 1, 1997 and through March 31, 2000, and upon consummation of certain transactions.

In November 1996, the Company changed its capital structure to 10,000,000 authorized shares of $0.01 par-value Preferred Stock, 50,000,000 authorized shares of $0.01 par-value Class A Common Stock and 10,000,000 authorized shares of $0.01 par-value Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes. In addition, each share of Class B Common Stock is convertible at the option of the holder thereof and automatically upon certain events into one share of Class A Common Stock.

In November 1996, the Company's board of directors declared a 100-to-1 stock split. The Company's additional paid-in capital account and the Class B Common Stock account have been restated to retroactively reflect the stock split.

On November 15, 1996, the Company completed the issuance of 3,400,000 shares of Class A Common Stock (at a price of $14 per share) through an initial public offering, resulting in net proceeds to the Company of approximately $43.2 million, after deducting underwriting discounts and commissions, and other offering costs of approximately $4.4 million. The net proceeds of the offering were used: (i) to prepay $15 million in outstanding principal and $1.1 million in accrued interest under the subordinated note payable to Onex; (ii) to prepay, at a discount, $10 million in outstanding principal and $0.1 million in accrued interest under the subordinated note payable to Martin-Brower for a total payment of $9.2 million and (iii) to repay $16.6 million of outstanding indebtedness under the Company's revolving-credit facility, after deducting a $1.3 million payment concurrent with the offering for the termination of a consulting agreement between the Company and certain former owners of an acquired company. Also in connection with the initial public offering, the Company incurred a noncash charge of $4 million resulting from the issuance to Onex of 285,714 shares of Class B Common Stock valued at the initial public-offering price in exchange for the agreement of Onex to relinquish its rights to receive an annual fee, previously paid in cash, for management services rendered to the Company.

(11) CONTINGENCIES AND GUARANTEES

The Company has guaranteed the principal due on certain loans obtained by its officers and employees in connection with the purchase of common stock under the Stock Plan. At December 28, 1996, such guarantees amounted to approximately $3.3 million. At December 28, 1996, the Company was also obligated for $17.6 million in letters of credit issued on behalf of the Company primarily as a guarantee of payment for obligations arising from workers' compensation claims. At December 28, 1996, the Company had $7.4 million available in unused letters of credit.

The Company and its subsidiaries are parties to various legal actions arising in the ordinary course of business. Management believes that the outcome of such cases will not have a material adverse effect on the consolidated results of operations or the financial position of the Company.

PROSOURCE, INC.
Notes to Consolidated
Financial Statements


(12) CONCENTRATIONS OF CREDIT RISK

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. BKC-owned and franchisee-owned Burger King restaurants collectively accounted for 41 percent , 45 percent and 90 percent of the Company's sales in fiscal years 1996, 1995 and 1994, respectively. Sales to BKC-owned restaurants represented approximately 5 percent, 5 percent and 13 percent of sales for each of the aforementioned years. Amounts due from BKC at December 28, 1996 and December 30, 1995 were $5.5 million and $4.7 million, respectively.

In addition, sales to Darden Restaurants, Inc. (owner of Red Lobster and Olive Garden restaurants) accounted for 20 percent and 18 percent of the Company's sales in fiscal year 1996 and fiscal year 1995, respectively. Amounts due from Darden Restaurants, Inc. at December 28, 1996 and December 30, 1995, were approximately $41.1 million and $51.8 million, respectively. Sales to franchisor-owned and franchisee-owned Arby's restaurants accounted for 10 percent of Company sales in fiscal year 1996 and fiscal year 1995.

The Company will discontinue its distribution services to Arby's restaurants effective April 1, 1997. In connection therewith, as of December 28, 1996, the Company accrued approximately $10.6 million of costs associated with terminating this agreement, including anticipated costs for severance and termination of leases.

                                PROSOURCE, INC.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



The Board of Directors and Stockholders
ProSource, Inc.:


        We have audited the accompanying consolidated balance sheets of ProSource, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 28,1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. an audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ProSource, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 1996, in conformity with generally accepted accounting principles.


        As discussed in note 1(m) to the consolidated financial statements, the company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in fiscal 1996.



                                        KPMG PEAT MARWICK LLP



Miami, Florida
February 12, 1997